UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-40842

VALENS SEMICONDUCTOR LTD.

(Exact name of registrant as specified in its charter)

8 Hanagar St. POB 7152

Hod Hasharon 4501309

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Warrant Delisting

Valens Semiconductor Ltd. (the “Company”) was notified by the New York Stock Exchange (“NYSE”) that the NYSE staff have determined to commence proceedings to delist the Company’s warrants to purchase one-half of one ordinary share of the Company (the “Warrants”), under the ticker VLNW, from NYSE on July 24, 2026. The determination was based on “abnormally low selling price” levels, pursuant to Section 802.01D of the NYSE Listed Company Manual. Trading in the Warrants on the NYSE will be suspended as of July 24, 2026. The Warrants remain outstanding until their expiration date on September 29, 2026 and until such time each may be exercised at an exercise price of $11.50 per one ordinary share.

Trading in the Company’s ordinary shares under the ticker VLN will continue on the NYSE and not be impacted.

This Form 6-K is incorporated by reference into the Registrant’s registration statement on Form F-3 (Securities and Exchange Commission File No. 333-260390) and Form S-8 (File Nos. 333-259849, 333-269250, 333-276520 and 333-293747), and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALENS SEMICONDUCTOR LTD.

By:	/s/ Yoram Salinger
	Name	Yoram Salinger
	Title:	Chief Executive Officer

Date: July 24, 2026

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